Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“Rogers”)

The principal office of Rogers is located at:
333 Bloor Street East
Toronto, Ontario
M4W 1G9

Item 2	Date of Material Change

August 11, 2010

Item 3	News Release

A news release was issued through CNW Group on August 11, 2010.

Item 4	Summary of Material Change

On August 11, 2010, Rogers announced that it had priced an offering of $800 million aggregate principal amount of 6.11% Senior Notes due 2040.  The Senior Notes were priced at $999.04 per $1,000 principal amount, for an effective yield of 6.117% per annum if held to maturity.  The Senior Notes will mature on August 25, 2040.

Item 5.1	Full Description of Material Change

The net proceeds from the offering will be approximately $794 million, which are intended to be used, together with cash on hand and advances under our bank credit facility, to fund the previously announced redemptions of our US$490 million principal amount of 9.625% Senior Notes due 2011, $460 million principal amount of 7.625% Senior Notes due 2011 and $175 million principal amount of 7.25% Senior Notes due 2011.

Closing of the offering is expected to occur on or about August 25, 2010.

The Senior Notes will be issued by Rogers and guaranteed by its wholly owned subsidiary, Rogers Communications Partnership.

See the press release attached hereto as Schedule A for a full description of the material change.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Lorraine Daly, Vice-President, Treasurer, at (416) 935-3575.

Item 9	Date of Report

August 16, 2010

Schedule “A”

Rogers Communications Prices $800 Million Senior Notes Offering

TORONTO, August 11, 2010 - Rogers Communications Inc. ("Rogers") announced today that it has priced an offering of $800 million aggregate principal amount of 6.11% Senior Notes due 2040.  The Senior Notes were priced at $999.04 per $1,000 principal amount, for an effective yield of 6.117% per annum if held to maturity.  The Senior Notes will mature on, August 25, 2040.

The net proceeds from the offering will be approximately $794 million, which are intended to be used, together with cash on hand and advances under our bank credit facility, to fund the previously announced redemptions of our US$490 million principal amount of 9.625% Senior Notes due 2011, $460 million principal amount of 7.625% Senior Notes due 2011 and $175 million principal amount of 7.25% Senior Notes due 2011.  Closing of the offering is expected to occur on or about August 25, 2010.  The Senior Notes will be issued by Rogers and guaranteed by its wholly owned subsidiary, Rogers Communications Partnership.

The Senior Notes are being offered in each of the provinces of Canada through a syndicate of agents.  Rogers will be filing a final prospectus supplement relating to the offering of the Senior Notes with the securities regulatory authorities in each of the provinces of Canada.  Copies of the final prospectus supplement and the accompanying short form base shelf prospectus dated November 30, 2009 may be obtained over the Internet at the Canadian Securities Administrators' website at www.sedar.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.  The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

This news release is not an offer for sale within the United States of any debt or other securities of Rogers.  Securities of Rogers, including any offering of its debt securities, may not be offered or sold in the United States absent registration under U.S. securities laws or unless exempt from registration under such laws.  The offering of Rogers described in this news release has not been and will not be registered under U.S. securities laws, and accordingly, any offer or sale of these securities may be made only in a transaction exempt from registration.

About the Company

Rogers is a diversified public Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment.  We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Lorraine Daly, (416) 935-3575, lorraine.daly@rci.rogers.com